Exhibit 99.1

Perpetua Resources Corp.
405 S. 8th Street, Ste. 201
Boise, ID 83702
Tel:208.9013060
www.perpetuaresources.com

November 15, 2021

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Newfoundland and Labrador Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Dear Sirs/Mesdames:

Re:  Perpetua Resources Corp. (the "Company") - Resignation and Appointment of Auditor

The Company has received the resignation of its auditor and has appointed PricewaterhouseCoopers LLP, as the Company's auditor in the place of Deloitte LLP.

As required by National Instrument 51-102, we enclose the Reporting Package, being the Notice of Change of Auditor and a letter from each of the former and successor auditors.

The information circular in respect of the Company's next annual general meeting of shareholders will include: (a) the enclosed material as an appendix, and (b) a summary of the contents of such material, with a cross reference to the appendix.

PERPETUA RESOURCES CORP.

Per:	“Laurel Sayer”
LAUREL SAYER
President & CEO

Critical Resources. Responsible Mining. Environmental Restoration.